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Exhibit 1

For Immediate Release May 10, 2007	News Release Trading Symbol TSX - PDL AMEX - PAL

North American Palladium reports first quarter 2007
revenue increase and profitability

         Conference Call to be held at 11:00 a.m. ET on Thursday, May 10, 2007

Highlights

This news release contains forward-looking statements. Reference should be made to the cautionary statement on forward-looking information at the end of this news release

•
Revenues in the first quarter of 2007 rose by 117% to $68.4 million compared to $31.5 million in the first quarter of 2006. Palladium revenues of $31.1 million increased by 85% while by-product metal revenues of $37.3 million improved by 154%.

•
Palladium sales in the quarter were realized at US$352 per oz compared to US$330 per oz in the comparable quarter last year, while by-product metal prices also realized considerable gains. Palladium accounted for 45% of first quarter total revenues while nickel continued to be an important revenue source at 28% of revenue.

•
Cash cost per ounce of palladium produced, net of by-product metal revenues and royalties, decreased to a record low of US$15 per oz in Q1 2007 compared to US$329 per oz in Q1 2006.(1) Improved ore grades and metal recoveries, strong by-product metal prices and a decrease in the open pit waste to ore strip ratio accounted for the improvement.

•
Operating cash flow for the quarter (before changes in non-cash working capital)(1) improved by $22.9 million to $22.5 million compared to cash used in operations of $0.4 million in 2006.

•
Net income for the quarter was $5.5 million or $0.10 per share compared to a net loss of $4.1 million or $0.08 per share in the first quarter last year.

•
Spot palladium prices during the quarter averaged US$346 per oz compared to US$290 per oz in the comparable quarter of 2006. The Company's performance is highly correlated to prevailing palladium prices and by-product metal prices as it continues to sell all its metal production into the spot markets.

(1)
Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

Results of Operations

        The Company's financial performance in the first quarter of 2007 was driven by a 68% increase in palladium production at its Lac des Iles ("LDI") open-pit and underground operations to 78,805 ounces compared to 47,015 ounces in the first quarter of 2006, as well as continued strength in commodity prices for all metals produced. The significant improvement in ore grades, metal recoveries and mill availability combined to reduce the cash cost per unit of palladium produced(1), net of by-product metal revenues and royalties, to a record-setting US$15 per ounce compared to US$329 per oz in the comparable quarter last year.

        Spot palladium prices in the first quarter of 2007 averaged US$346 per oz and ended the quarter near the period's high of US$358 per oz, compared to an average of US$290 per ounce in the first quarter of 2006. The palladium price continues to display consistent strength and momentum as rising confidence in supply/demand fundamentals is fueled by growing global emission legislation and historically significant divergences among platinum group metal prices. In the first quarter of 2007, revenue from palladium sales was recorded at US$352 per ounce compared to the corresponding period in 2006 of US$330 per ounce.

        The Company's by-product metal production in the first quarter of 2007 saw substantial increases over the comparable period in 2006: platinum increased 46% to 6,862 oz vs. 4,698 oz; gold increased 35% to 4,890 oz from 3,615 oz; nickel increased 32% to 812,385 lbs from 616,037 lbs; and copper increased 13% to 1,370,113 lbs from 1,213,394 lbs. With the increase in commodity prices year-over-year: platinum $1,244/oz vs $1,073/oz; nickel $19.87/lb vs. $6.96/lb; gold $661/oz vs. $581/oz; and copper $3.11/lb vs $2.48/lb; total by-product metal sales in the first quarter of 2007 rose 154% to $37.3 million from $14.7 million in first quarter 2006. Nickel sales continue to make a substantial contribution and now account for 28% of total revenues.

        The commitment to continuous improvement at the LDI processing facilities has yielded significant results. Mill availability in the first quarter of 2007 was almost 95% compared to 85% in the first quarter of the previous year while recoveries also approached two-year highs at 76.6% compared to 72.7% in 2006. The mill processed 1,288,540 tonnes of ore for an average of 14,317 tonnes per day, producing 78,805 ounces of palladium, compared to 1,125,710 tonnes of ore for an average of 12,508 tonnes per day producing 47,015 ounces of palladium in the first quarter of 2006. The average palladium head grade was 2.48 grams per tonne compared to 1.79 grams per tonne for the same period last year. This was attributable to the higher grade ore from the underground mine, which began commercial production in April 2006, averaging 6.00 grams per tonne in the first quarter of 2007.

        Unit cash costs to produce palladium(1) (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to a record low of US$15 per ounce in 2007 compared to US$329 per ounce in the corresponding period in 2006. The decrease in unit cash costs(1) was attributed to improved ore grades, better metal recoveries, strong by-product metal prices, as well as a decrease in the open pit waste to ore strip ratio to 1.55:1 in 2007 from 2.20:1 in 2006. These lower unit cash costs(1) were achieved despite an increase in total production costs due to the inclusion of underground mine production costs, which for the corresponding period in 2006 were capitalized as pre-production costs.

        The first quarter of 2007 generated a profit from mining operations of $12.9 million compared to a $3.5 million loss in the corresponding period of 2006. As a result of the foregoing, net income for the first quarter of 2007 was $5.5 million or $0.10 per share compared to a net loss of $4.1 million or $0.08 per share for the corresponding period in 2006.

Summary of Quarterly Results

	2006				2007
(thousands of dollars except per share amounts)	Q1	Q2	Q3	Q4	Q1
Revenue from metal sales	31,492	35,519	41,431	50,758	68,439
Cash flow from operations, prior to changes in non-cash working capital(1) *	(362)	(3,105)	2,758	11,024	22,549
Exploration expense	2,024	2,659	2,576	4,572	3,228
Net income (loss)	(4,141)	(11,325)	(11,247)	(7,396)	5,507
Basic net income (loss) per share	(0.08)	(0.22)	(0.21)	(0.14)	0.10
Fully diluted net income (loss) per share	(0.08)	(0.22)	(0.21)	(0.14)	0.10

(1)
A non-GAAP measure (please refer to the Company's MD&A under "Non-GAAP Measures")

*
Includes exploration expense

        Operating cash flow(1) (before changes in non-cash working capital) in the first quarter of 2007 was $22.5 million, a $22.9 million improvement over cash used in operations of $0.4 million in 2006. The improvement was mainly attributable to the increase in metals production as well as the improved pricing for palladium and by-product metals. The increase in revenue more than offset the increase in operating costs arising from the inclusion of expenses related to production from the underground mining operation that commenced commercial production in April 2006.

        Changes in non-cash working capital required $16.0 million of cash in the quarter compared to $10.1 million for the corresponding quarter of 2006. The increase in the physical quantity of palladium metal in the concentrate awaiting settlement to 132,554 ounces, combined with the higher palladium and by-product prices used to value the concentrate, resulted in a $21.9 million or 27% increase in the value of concentrate awaiting settlement to $103.9 million. After allowing for non-cash working capital changes, cash provided by operations was $6.5 million in the first quarter of 2007 compared to cash used of $10.4 million in comparable quarter last year.

        On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.0 million. These proceeds will be used to expedite work on the Shebandowan nickel-copper-PGM project.

        Investing activities required $4.5 million of cash in Q1 2007, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2007 expansion of the tailings management facilities. This compares with $7.4 million of net investing activities in Q1 2006, which was mainly related to the underground mine development.

        The Company's debt position was reduced to $69.9 million in the first quarter of 2007 compared to $74.9 million at year end 2006. The reduction reflects the repayment of the Kaiser-Francis (KFOC) credit facility from the first advance under the Auramet palladium and platinum advance purchase facility and scheduled repayments in connection with its long term debt facility. As at March 31, 2007, the Company had cash of approximately $2.9 million and working capital of $66.3 million compared to cash of approximately $3.2 million and working capital of $50.8 million at December 31, 2006.

Outlook

        Palladium production at the Lac des Iles Mine is on track to meeting previously announced guidance of approximately 290,000 ounces and, as expected, average head grades in 2007 continue to align with historical averages for the mine. Management believes that the palladium market has broken out of prior years' surplus pressures into a demand-driven pricing environment. This is supported by the increasing global catalytic demand for clean air metals fueled by growing low-tolerance emission legislation.

        The Company's exploration program will continue in 2007, with approximately $15.0 million being allocated to exploration activities. The Company will focus on further defining the Offset High Grade Zone at LDI in addition to completing the preliminary scoping of the Arctic Platinum Projects in Finland by the end of the first half of 2007. A key strategy moving forward will be the pursuit of quality Nickel-PGM opportunities that present potential synergies such as that of the Shebandowan nickel-copper project 100 km southwest of LDI.

Conference Call and Webcast — 11:00 a.m. ET on Thursday, May 10, 2007

        The Company will host its first quarter 2007 Conference Call and Webcast at 11:00 a.m. ET on Thursday, May 10, 2007. The toll-free conference call dial-in number is 1-800-769-8320 and the local and overseas dial-in number is 416-695-6623. The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until May 30, 2007; toll-free at 1-888-509-0081; locally and overseas at 416-695-5275, access code # 643891.

        North American Palladium's Lac des Iles Mine is Canada's foremost primary producer of platinum group metals and is among the largest open-pit/underground palladium mining operations in the world. The mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Project in Finland. Palladium's catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

(1)
Non-GAAP Measures

  Cash cost per ounce and operating cash flow are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table reconciles these non-GAAP measures to the most directly comparable Canadian GAAP measure:

  (a)
  Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended March 31
(thousands of dollars except per ounce amounts)	2007	2006
Production costs including overhead	$33,252	$24,311
Smelter treatment, refining and freight costs	5,262	2,714

	38,514	27,025
Less: by-product metal revenue	(37,333)	(14,717)

	1,181	12,308

Divided by ounces of palladium	70,634	32,057

Cash cost per ounce (C$)	17	384

C$ exchange rate	1.1530	1.1671

Cash cost per ounce (US$)	15	329

  (b)
  Reconciliation of Cash Flow from Operations, Prior to Changes in Non Cash Working Capital (Operating Cash Flow) to Financial Statements

	Three Months Ended March 31
(thousands of dollars)	2007	2006
Operating Cash Flow	$22,549	$(362)
Changes in Non-cash Working Capital	(16,001)	(10,082)

Cash Provided by Operating Activities	$6,548	$(10,444)

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

        Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

        Additional information is available in the Company's MD&A filed on its website and on www.sedar.com.

For further information, please contact:

James Excell — President & CEO
Tel: (416) 360-7971 ext. 223
Email: jexcell@napalladium.com

Fraser Sinclair — Vice-President & CFO
Tel: (416) 360-7971 ext. 222
Email: fsinclair@napalladium.com

Donna Yoshimatsu — Director, Investor Relations
Tel: (416) 360-7971 ext. 226
Email: dyoshimatsu@napalladium.com

NORTH AMERICAN PALLADIUM LTD.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	March 31 2007	December 31 2006
	(unaudited)
Assets
Current Assets
Cash	$2,922	$3,153
Concentrate awaiting settlement, net	103,947	82,050
Taxes recoverable	—	145
Inventories	13,635	14,164
Current portion of crushed and broken ore stockpiles	7,508	7,134
Other assets	1,771	2,602

	129,783	109,248
Mining interests, net	138,476	146,617
Mine restoration deposit	8,041	8,041
Crushed and broken ore stockpiles	368	289
Deferred financing costs	—	962

	$276,668	$265,157

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$20,148	$21,526
Advance purchase facility	4,415	—
Taxes payable	1,301	—
Future mining tax liability	200	149
Current portion of obligations under capital leases	2,033	2,104
Current portion of convertible notes payable	28,788	22,148
Current portion of long-term debt	6,578	6,662
Kaiser Francis credit facility	—	5,827

	63,463	58,416
Mine restoration obligation	8,293	8,211
Obligations under capital leases	3,580	4,111
Convertible notes payable	19,670	23,062
Long-term debt	9,200	10,992
Future mining tax liability	375	381

	104,581	105,173
Shareholders' Equity
Common share capital and common share purchase warrants	346,245	339,743
Equity component of convertible notes payable, net of issue costs	12,336	12,336
Contributed surplus	1,363	1,269
Deficit	(187,857)	(193,364)

Total shareholders' equity	172,087	159,984

	$276,668	$265,157

NORTH AMERICAN PALLADIUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS, OTHER COMPREHENSIVE INCOME AND DEFICIT

(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2007	2006
Revenue from metal sales	$68,439	$31,492
Operating expenses
Production costs, excluding amortization and asset retirement costs	33,252	24,311
Smelter treatment, refining and freight costs	5,262	2,714
Amortization	11,908	3,597
Administrative	1,696	2,179
Exploration expense	3,228	2,024
Asset retirement costs	179	123

Total operating expenses	55,525	34,948

Income (Loss) from mining operations	12,914	(3,456)

Other expenses (income)
Interest on long-term debt, capital leases and convertible notes payable	1,542	695
Write-off of deferred financing costs	—	504
Foreign exchange (gain) loss	(626)	281
Interest income	(83)	(83)
Amortization of deferred financing costs	222	11
Accretion expense relating to convertible
notes payable	4,262	—
Interest expense	540	—

Total other expenses	5,857	1,408

Income (Loss) before income taxes	7,057	(4,864)
Income tax expense (recovery)	1,550	(723)

Income (Loss) for the period	5,507	(4,141)
Deficit, beginning of period	(193,364)	(159,255)

Deficit, end of period	$(187,857)	$(163,396)

Income (Loss) per share
Basic	$0.10	$(0.08)

Diluted	$0.10	$(0.08)

Weighted average number of shares outstanding
Basic	53,209,708	52,214,834

Diluted	53,218,636	52,214,834

NORTH AMERICAN PALLADIUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months ended March 31
	2007	2006
Cash provided by (used in)
Operations
Income (Loss) for the period	$5,507	$(4,141)
Operating items not involving cash
Accretion expense relating to convertible notes payable	4,262	—
Amortization	11,908	3,597
Amortization of deferred financing costs	222	11
Accrued interest on convertible notes	574	—
Unrealized foreign exchange gain	(557)	(46)
Asset retirement costs	179	123
Future income tax expense (recovery)	45	(835)
Write-off of deferred financing costs	—	504
Stock based compensation and employee benefits	409	425

	22,549	(362)
Changes in non-cash working capital	(16,001)	(10,082)

	6,548	(10,444)

Financing Activities
Issuance of convertible notes	—	41,037
Increase in long term debt and credit facility	—	2,311
Deferred financing costs	—	(2,137)
Issuance of common shares	5,703	475
Repayment of long-term debt	(7,480)	(1,670)
Repayment of obligations under capital leases	(543)	(578)
Mine restoration deposit	—	(300)

	(2,320)	39,138

Investing Activities
Additions to mining interests	(4,459)	(7,435)

Decrease in cash and cash equivalents	(231)	21,259
Cash and cash equivalents, beginning of period	3,153	15,031

Cash and cash equivalents, end of period	$2,922	$36,290

QuickLinks

North American Palladium reports first quarter 2007 revenue increase and profitability
Summary of Quarterly Results
NORTH AMERICAN PALLADIUM LTD. CONSOLIDATED BALANCE SHEETS (expressed in thousands of Canadian dollars)
NORTH AMERICAN PALLADIUM LTD. CONSOLIDATED STATEMENTS OF OPERATIONS, OTHER COMPREHENSIVE INCOME AND DEFICIT (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)
NORTH AMERICAN PALLADIUM LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of Canadian dollars) (unaudited)